


ARS


RECEIVED
MAR 3 1 2004
WASH. D.C.
187
SECTION

P.E.
12-31-03

Camco Financial Corporation Annual Report 2003

Our Mission Statement

Camco Financial Corporation is committed to the ideals of community-based financial services through its subsidiaries and is dedicated to:

- *Enhancing shareholder value primarily through profitable operations;*
- *Providing a work environment that exemplifies integrity and rewards excellent performance;*
- *Offering products and services that meet and exceed the financial service needs of residents and businesses;*
- *Investing our human and financial resources to improve the quality of life in the communities we serve and;*
- *Realizing prudent growth from new or existing subsidiaries and from merger & acquisition activities.*

TABLE OF CONTENTS

Financial Highlights



NET EARNINGS
2003
$6,856
2002
$10,005
2001
$8,544
2000
$7,652
1999
$5,940
1998
$7,004
Thousands



MAIL PROCESSING
MAR 3 1 2004
WASH, D.C.
187
SECTION



SHAREHOLDERS' EQUITY
2003
$92.5
2002
$98.6
2001
$95.2
2000
$78.7
1999
$62.6
1998
$60.1
Millions



ASSETS
2003
$1,039.2
2002
$1,083.2
2001
$1,102.7
2000
$1,037.9
1999
$813.5
1998
$637.1
Millions



EARNINGS PER SHARE
2003
$0.92
2002
$1.27
2001
$1.20
2000
$1.11
1999
$1.04
1998
$1.22



EFFICIENCY RATIO
2003
67.61%
2002
57.45%
2001
60.13%
2000
61.81%
1999
64.88%
1998
60.46%



LOAN LOSS RESERVES\LOANS
2003
0.71%
2002
0.73%
2001
0.50%
2000
0.31%
1999
0.26%
1998
0.33%
To Net Loans



TOTAL LOAN ORIGINATIONS
2003
$619.5
2002
$575.4
2001
$361.6
2000
$362.0
1999
$361.0
1998
$410.0
Millions

Message to Our Shareholders for 2003

Dear Shareholder:

We spoke to you last year of the challenges we faced and of the expected tougher economic times for many of the communities we serve. We still see those challenges for 2004 as the economic recovery reported by the media has yet to find its way to all our markets in the Midwest. We continue to work hard on the business and are confident that our management team and employees will continue to implement ways to improve financial results and meet our responsibilities to shareholders.

Total shareholder return over the last two years was actually pretty good — with over 16% and 26% total returns in 2002 and 2003, respectively. Over the last three-year period shareholders achieved a 99% total return—albeit from an awfully low base. Those results are decent compared to other publicly traded Ohio banks, yet we aspire to do better. One factor in our improved stock price has been our stock repurchase program. Over the past few years we repurchased our own shares in the market because we thought they were a good investment and the reduction in the shares outstanding has enhanced the return to our shareholders. Recognizing the new tax laws reducing taxation of dividends, we have also increased our regular dividend. Based on the year-end price per share, our dividend yield of 3.35% is certainly an attractive investment return in the market. (See Chart A & B for comparison) Stock prices are generally thought



Chart A - Total Return
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
20.81%
26.26%
61.45%
99.39%
1 Year
3 Year
Ohio Banks
Camco



Chart B - Dividend Yield
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.00%
2.74%
3.40%
1.64%
2.55%
3.35%
2002
2003
National Average
Ohio Banks
Camco Financial

to indicate the future value of a company's financial performance. With that in mind we stated in our recent fourth quarter 2003 earnings release that our 2004 income may be lower than 2003 due primarily to continued low interest rates that compress our net interest margin. Simply put, it is tough to grow earnings when the bank has difficulty earning more than a 2½ % net interest margin between its loans and its deposits and borrowed money. We also recorded a significant level of income from loan sale gains and title services in 2003, which we do not anticipate will be achieved in 2004. The large amount of loan refinancing activity, which was promoted by the historically low level of interest rates, appears to be drawing to an end.

We continue to work on a number of initiatives in keeping with our stated long-term plans to transform Advantage Bank from its former roots as a community savings & loan into a strong community bank with a more typical bank balance sheet. These initiatives, over time, should change our funding costs to include more low-cost checking and short-term deposits along with higher yielding and faster repaying loans. Our goal from these initiatives is to fundamentally change our balance sheet mix and improve our net interest margin. Our efforts over the last few years at changing this asset mix are illustrated in Chart C. One initiative over the last two years has been to grow commercial real estate and commercial lending activities, allowing us to improve margins for the future. Commercial loan production in 2003 of over $63 million compares favorably to $43 million in 2002. This has been accomplished with seasoned loan professionals and sound underwriting standards. We are committed to further growth in this business line and have recently added another commercial lender that will serve our Southeastern Ohio communities.


Chart C - Loan Portfolio Mix
1999
2003
Commercial 7.70%
Consumer 6.80%
Residential 85.50%
Commercial 14.51%
Consumer 14.00%
Residential 71.49%

In 2003, we produced a record $452 million of residential home mortgage loans, due in part, to historically low, long-term interest rates that customers found attractive. The heavy refinance activity slowed down considerably in the fourth quarter and is not expected to revive in 2004 to last year's levels. The fee income from that robust activity served as an offset to declining interest income as our loan portfolio paid down due to the refinancing activity. In addition, we earned record fee income from our title insurance subsidiary with that group working hard to capture a larger share of volume from all the lending activity.

As we completed our six bank operational consolidation, efficiencies were achieved or improved in 2003. For example, we competitively bid, then consolidated our correspondent banking relationships, saving us an estimated $250,000 per year. We combined our telephone and data systems network which will save us another $240,000 annually. We merged the loan production offices of our mortgage banking subsidiary into Advantage Bank. This will further promote our brand and integrate these skilled lenders throughout the bank to better serve customers and build relationships. Although our full time employee count has stayed relatively the same for over two years now, we are committed to reducing staff levels wherever possible. In early 2004 we implemented a plan to reduce staff by more than 6%. We will be careful to assure that customers do not experience any decline in service. In the coming years we see our front-line employees becoming more highly-skilled, problem-solving business development individuals.

Our efforts to introduce and promote improved products will also be seen early in 2004 as we roll out new personal and business checking products along with Internet business banking services. These products will give customers unmatched convenience through a package of services that they have asked for—and at competitive prices. Our past investments in technology are making these improvements possible now. We have also negotiated an arrangement with one of the largest ATM networks in the Midwest to provide free access for our customers at non-Advantage Bank ATM's throughout our banking franchise, adding some 3,200 ATM locations for our customers' convenience. This new bank-to-bank relationship is expected to save Advantage Bank about a penny per share next year.

Growing loan volumes in commercial lending, lowering our funding costs with checking accounts, money market accounts and business banking products, improving efficiencies in operating methods and just plain cost containment wherever possible will be foremost in our plans for 2004, and beyond. We will continue to work on all those things that will improve our net interest margin, reduce operating costs and add fee income.

All these efforts are long-term in nature and are undertaken to produce:

- Products and services that meet the needs of our customers and our communities,
- A strong asset base,
- Stability and steady growth in earnings, and
- Growth in shareholder value.

At the end of the day, that's what it's all about:

Values and Value...
The values we stand for and the value we deliver.

I assure you that Camco's Board of Directors, its management team and all of our employees are committed to these ideals.

Sincerely,





Camco Financial Corporation
Richard C. Baylor, President/CEO
April 2004

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL DATA:[1]

	2003	2002	2001	2000	1999
	At December 31, (In thousands)				
Total amount of:					
Assets	$1,039,151	$1,083,240	$1,102,652	$1,037,856	$813,482
Interest-bearing deposits in other financial institutions	30,904	36,807	89,299	4,916	247
Investment securities available for sale - at market	27,008	38,789	305	309	273
Investment securities held to maturity	1,130	5,368	18,872	16,672	16,864
Mortgage-backed securities available for sale - at market	77,916	97,332	6,975	9,850	6,475
Mortgage-backed securities held to maturity	7,704	20,000	30,765	5,273	5,944
Loans receivable - net [2]	805,082	796,958	871,446	930,672	726,225
Deposits	671,274	694,072	730,075	632,288	461,787
FHLB advances and other borrowings	262,735	276,276	258,850	313,471	279,125
Stockholders' equity - substantially restricted	92,543	98,601	95,171	78,750	62,609

SELECTED CONSOLIDATED OPERATING DATA: [1]

	2003	2002	2001	2000	1999
	Year ended December 31, (In thousands, except per share data)				
Total interest income	$54,875	$66,002	$74,372	$75,671	$51,093
Total interest expense	31,237	38,556	48,433	49,609	29,907
Net interest income	23,638	27,446	25,939	26,062	21,186
Provision for losses on loans	1,446	1,169	759	568	247
Net interest income after provision for losses on loans	22,192	26,277	25,180	25,494	20,939
Other income	11,411	10,100	7,153	5,536	5,190
General, administrative and other expense	22,404	21,682	18,948	19,530	17,113
Restructuring charges (credits) related to charter consolidation	-	(112)	950	-	-
FHLB advance prepayment fees	1,292	-	-	-	-
Earnings before federal income taxes	9,907	14,807	12,435	11,500	9,016
Federal income taxes	3,051	4,802	3,891	3,848	3,076
Net earnings	6,856	10,005	8,544	7,652	5,940
Prepayment fees and restructuring charges (credits) (net of tax)	853	(74)	627	-	-
Net earnings from operations	$ 7,709	$ 9,931	$ 9,171	$ 7,652	$ 5,940
Earnings per share:					
Basic	$0.92	$1.27	$1.20	$1.11	$1.04
Basic from operations	$1.03	$1.26	$1.29	$1.11	$1.04
Diluted	$0.91	$1.25	$1.19	$1.10	$1.02
Diluted from operations	$1.02	$1.24	$1.28	$1.10	$1.02

	2003	2002	2001	2000	1999
	Year ended December 31,				
Return on average assets [3]	0.65%	0.92%	0.80%	0.83%	0.82%
Return on average assets from operations [3]	0.73	0.91	0.86	0.83	0.82
Return on average equity [3]	7.17	10.33	9.83	10.83	9.68
Return on average equity from operations [3]	8.07	10.25	10.55	10.83	9.68
Average equity to average assets [3]	9.01	8.86	8.13	7.64	8.46
Dividend payout ratio [4]	61.96	41.34	40.00	43.24	44.37

---

(1) The information as of December 31, 2001 reflects the acquisition of Columbia Financial of Kentucky, Inc. The information as of December 31, 2000 reflects the acquisition of Westwood Homestead Financial Corporation. These combinations were accounted for using the purchase method of accounting.

(2) Includes loans held for sale.

(3) Ratios are based upon the mathematical average of the balances at the beginning and the end of the year.

(4) Represents dividends per share divided by basic earnings per share.

Description of Business

Camco Financial Corporation ("Camco") is a savings and loan holding company which was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Insurance Agency, Inc. In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter known as Advantage Bank ("Advantage" or the "Bank"). Prior to the reorganization, Camco operated five separate banking subsidiaries (Cambridge Savings Bank, Marietta Savings Bank, First Savings Bank, First Bank for Savings and Westwood Homestead Savings Bank) serving distinct geographic areas. The branch office groups in each of the regions previously served by the five subsidiary banks now operate as divisions of Advantage. In 2003, Camco dissolved its second tier subsidiary, Camco Mortgage Corporation ("CMC") and converted its offices into branch offices of the Bank.

During the periods for which financial information is presented in this annual report, Camco completed several business combinations. During 2000, Camco completed a business combination with Westwood Homestead Financial Corporation and its wholly-owned subsidiary, Westwood Homestead Savings Bank. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. In November 2001, Camco completed a business combination with Columbia Financial of Kentucky, Inc., and its wholly-owned subsidiary, Columbia Federal Savings Bank. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated.

Advantage Bank successfully introduced a retail internet banking offering, www.AdvantageBank.com, in 2003. Among other features, this free service allows customers to check account balances, transfer funds and review account history 24 hours a day, 365 days a year. Online Bill Payment is also available as an added customer benefit.

Advantage Bank is primarily regulated by the Ohio Department of Financial Institutions, Division of Savings Banks (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"). Advantage Bank is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") administered by the FDIC. Camco is regulated by the Office of Thrift Supervision (the "OTS") as a savings and loan holding company.

Camco's primary lending activities include the origination of conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multifamily (over four units) and nonresidential properties. In addition to mortgage lending, Camco makes a variety of commercial and consumer loans.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.

Stock Information

At February 18, 2004, Camco had 7,351,150 shares of common stock outstanding and held of record by approximately 2,056 stockholders. Price information for Camco's common stock is quoted on The Nasdaq National Market ("Nasdaq") under the symbol "CAFI." The table below sets forth the high and low trade information for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2003, 2002 and 2001.

Year ended December 31, 2003	High	Low	Cash dividends declared
Quarter ending:			
December 31, 2003	$18.39	$17.06	$0.145
September 30, 2003	18.23	15.90	0.145
June 30, 2003	17.00	15.00	0.140
March 31, 2003	17.08	14.21	0.140
Year ended December 31, 2002			
Quarter ending:			
December 31, 2002	$14.30	$12.95	$0.135
September 30, 2002	14.75	13.13	0.135
June 30, 2002	14.61	13.00	0.130
March 31, 2002	13.35	12.10	0.125
Year ended December 31, 2001			
Quarter ending:			
December 31, 2001	$13.00	$10.95	$0.120
September 30, 2001	13.75	12.01	0.120
June 30, 2001	12.58	10.60	0.120
March 31, 2001	11.38	9.44	0.120

Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Since its incorporation in 1970, Camco has evolved into a full-service provider of financial products to the communities served by Advantage Bank. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $1.04 billion of consolidated assets at December 31, 2003. Camco's rate of growth is largely attributable to its acquisitions of Marietta Savings, First Savings, First Bank for Savings, Germantown Federal, Westwood Homestead and Columbia Savings and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offered. Additionally, Camco has enhanced its operational growth by integrating its residential lending function through establishing mortgage-banking operations in the Bank's primary market areas and, to a lesser extent, by chartering a title insurance agency.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's divisions have the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent divisions from its competition. Management believes that the Bank divisions' ability to rapidly adapt to consumer needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to Camco or its management are intended to identify such forward looking statements. Camco's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

Critical Accounting Policies

The "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as disclosures found elsewhere in this annual report, are based upon Camco Financial's consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of these financial statements requires Camco to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements. These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information including third parties or available prices, and sensitivity of the estimates to changes in economic conditions and whether alternative accounting methods may be utilized under US GAAP.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of mortgage servicing assets and goodwill impairment. Actual results could differ from those estimates.

Allowance for Loan Losses

The procedures for assessing the adequacy of the allowance for loan losses reflect our evaluation of credit risk after careful consideration of all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and nationally, and economic factors.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Mortgage Servicing Assets

To determine the fair value of its mortgage servicing rights ("MSRs") each reporting quarter, management transmits information to a third party provider, representing individual loan information in each pooling period accompanied by escrow amounts. The third party then evaluates the possible impairment of MSRs. This process is described below.

Servicing assets are recognized as separate assets when loans are sold with servicing retained. A pooling methodology to the servicing valuation, in which loans with similar characteristics are "pooled" together, is applied for valuation purposes. Once pooled, each grouping of loans is evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from the portfolio. Earnings are projected from a variety of sources including loan service fees, interest earned on float, net interest earned on escrow balances, miscellaneous income and costs to service the loans. The present value of future earnings is the estimated market value for the pool, calculated using consensus assumptions that a third party purchaser would utilize in evaluating a potential acquisition of the servicing. Events that may significantly affect the estimates used are changes in interest rates and the related impact on mortgage loan prepayment speeds and the payment performance of the underlying loans. The interest rate for float, which is supplied by management, takes into consideration the investment portfolio average yield as well as current short duration investment yields. Management believes this methodology provides a reasonable estimate. Mortgage loan prepayment speeds are calculated by the third party provider utilizing the Economic Outlook as published by the Office of Chief Economist of the Federal Home Loan Mortgage Corporation ("Freddie Mac") in estimating prepayment speeds and provides a specific scenario with each evaluation. Based on the assumptions discussed, pre-tax projections are prepared for each pool of loans serviced. These earning figures approximate the cash flow that could be received from the servicing portfolio. Valuation results are presented quarterly to management. At that time, management reviews the information and the mortgage servicing asset is marked to lower of amortized cost or market for the current quarter.

Goodwill

We have developed procedures to test goodwill for impairment on an annual basis using June financial data. This testing procedure is outsourced to a third party that evaluates possible impairment based on the following:

The test involves assigning tangible assets and liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying value including goodwill. The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts. Accordingly, to derive the fair value of the reporting unit, the following common approaches to valuing business combination transactions involving financial institutions are utilized by a third party selected by Camco: (1) the comparable transactions approach – specifically based on earnings, book, assets and deposit premium multiples received in recent sales of comparable thrift franchises; and (2) the discounted cash flow approach. The application of the valuation techniques takes into account the reporting unit's operating history, the current market environment and future prospects. As of the most recent period, the only reporting unit carrying goodwill is the Bank.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required. If not, a second test is required to measure the amount of goodwill impairment. The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. The impairment loss shall equal the excess of carrying value over fair value.

After each testing period, the third party compiles a summary of the test that is then provided to the audit committee for review.

Summary

Management believes the accounting estimates related to the allowance for loan losses, the capitalization, amortization, and valuations of mortgage servicing assets and the goodwill impairment test are "critical accounting estimates" because: (1) the estimates are highly susceptible to change from period to period because they require management to make assumptions concerning the changes in the types and volumes of the portfolios, rates of future prepayments, and anticipated economic conditions, and (2) the impact of recognizing an impairment or loan loss could have a material effect on Camco's assets reported on the balance sheet as well as its net earnings. Management has discussed the development and selection of these critical accounting estimates with the audit committee of the board of directors and the audit committee has reviewed Camco's disclosures relating to them in this annual report.

Discussion of Financial Condition Changes from December 31, 2002 to December 31, 2003

At December 31, 2003, Camco's consolidated assets totaled $1.04 billion, a decrease of $44.1 million, or 4.1%, from the December 31, 2002 total. The decrease in total assets was comprised primarily of a decrease in investment securities and mortgage-backed securities, which were partially offset by an increase in loans receivable.

Cash and interest-bearing deposits in other financial institutions totaled $53.7 million at December 31, 2003, a decrease of $3.3 million, or 5.8%, from December 31, 2002 levels. Investment securities totaled $28.1 million at December 31, 2003, a decrease of $16.0 million, or 36.3%, from the total at December 31, 2002. Investment securities purchases were comprised of $10.3 million of intermediate-term FHLB and FNMA bonds, all were callable, with an average yield of 2.95%. Such purchases were offset by maturities of $21.6 million and sales of $3.8 million during the year.

Mortgage-backed securities totaled $85.6 million at December 31, 2003, a decrease of $31.7 million, or 27.0%, from December 31, 2002. Mortgage-backed securities purchases totaled $114.0 million, while principal repayments totaled $83.1 million and sales totaled $59.1 million during the year ended December 31, 2003. Purchases of mortgage-backed securities during the year were comprised primarily of balloon and ten-year amortizing U.S. Government agency securities yielding 3.56%, which were classified as available for sale.

Loans receivable and loans held for sale totaled $805.1 million at December 31, 2003, an increase of $8.1 million, or 1.0%, over the total at December 31, 2002. The increase resulted primarily from loan disbursements and purchases totaling $619.5 million, which were substantially offset by loan sales of $279.0 million and principal repayments of $324.5 million. Loan origination volume, including purchases of loans, during 2003 exceeded 2002 volume by $44.1 million, or 7.7%, which was primarily attributable to an increase in refinancing activity following the decreases in the overall level of long-term interest rates during the two year period ended December 31, 2003. During 2003, Camco continued to experience a high rate of loan refinance activity as the interest rate environment remained at almost unprecedented lows. However, as 2003 came to a close, our production levels had decreased approximately 60% from mid-year 2003. We anticipate current levels of production to continue into 2004. As we execute our strategic plan, we anticipate our mix of commercial and consumer loans to steadily increase over the next several years.

The allowance for loan losses totaled $5.6 million and $5.5 million at December 31, 2003 and 2002, respectively, representing 41.5% and 40.3% of nonperforming loans at those dates. Nonperforming loans (90 days or more delinquent plus nonaccrual loans) totaled $13.6 million at both December 31, 2003 and 2002, constituting 1.69% and 1.71% of total net loans, including loans held for sale, at those dates. At December 31, 2003, nonperforming loans were comprised of $11.4 million of loans secured by one- to four-family residential real estate, $1.6 million of loans secured by multi-family, nonresidential real estate and commercial loans and $557,000 of consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2003, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Camco's results of operations.

Deposits totaled $671.3 million at December 31, 2003, a decrease of $22.8 million, or 3.3%, from December 31, 2002 levels. The decrease resulted primarily from management's decision not to aggressively bid on certificates of deposit which matured during 2003, to manage interest rate risk in the current low interest rate environment. While management has generally pursued a strategy of moderate growth in the deposit portfolio, Advantage has not historically engaged in sporadic increases or decreases in interest rates offered, nor has it offered the highest interest rates available in its market areas.

Advances from the Federal Home Loan Bank ("FHLB") decreased by $13.5 million, or 4.9%, to a total of $262.7 million at December 31, 2003.

In the 2003 fourth quarter management restructured $25.4 million of FHLB borrowings having an average term of 19 months and an average fixed rate of 5.41%, replacing them with variable-rate advances having a weighted-average rate of approximately 1.00% at December 31, 2003. The prepayment fee incurred was $853,000 on an after-tax basis, but management believes that the positive net earnings impact in 2004 could approach $740,000, or $.10 per share, as a result of the reduced borrowing cost.

Stockholders' equity totaled $92.5 million at December 31, 2003, a $6.1 million, or 6.1%, decrease from December 31, 2002. The decrease resulted primarily from purchases of treasury shares totaling $8.0 million, dividends of $4.2 million and a $1.9 million decrease in the unrealized gains on available for sale securities, which were partially offset by net earnings of $6.9 million and proceeds from the exercise of stock options of $1.0 million. The increase in treasury shares represented purchases under the 5% stock repurchase plan that was announced in October 2002.

The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. During 2003, management was notified by its supervisory regulators that Advantage was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2003, the Bank's regulatory capital exceeded all regulatory capital requirements.

Comparison of Results of Operations for the Years Ended December 31, 2003 and December 31, 2002

General. Camco's net earnings for the year ended December 31, 2003, totaled $6.9 million, a decrease of $3.1 million, or 31.5%, from the $10.0 million of net earnings reported in 2002. The decrease in earnings was primarily attributable to a $3.8 million decrease in net interest income, a one-time charge of $1.3 million in pre-tax expense associated with the restructuring of a portion of the Bank's FHLB borrowings, an increase in the provision for losses on loans of $277,000 and an $834,000 increase in general, administrative and other expense, which were partially offset by an increase of $1.3 million in other income and a $1.8 million decrease in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2003, amounted to $54.9 million, a decrease of $11.1 million, or 16.9%, compared to 2002, generally reflecting the effects of a decrease of 96 basis points in the average yield, from 6.39% in 2002 to 5.43% in 2003, and a $22.0 million, or 2.1%, decrease in the average balance of interest-earning assets outstanding year to year.

Interest income on loans totaled $48.0 million for the year ended December 31, 2003, a decrease of $9.5 million, or 16.5%, from the comparable 2002 total. The decrease resulted primarily from a $32.4 million, or 4.0%, decrease in the average balance outstanding and a 93 basis point decrease in the average yield, to 6.14% in 2003. Interest income on mortgage-backed securities totaled $3.4 million for the year ended December 31, 2003, a $1.1 million, or 24.0%, decrease from the 2002 period. The decrease was due primarily to a 149 basis point decrease in the average yield, to 3.03% in 2003, which was partially offset by a $13.2 million, or 13.2%, increase in the average balance outstanding. Interest income on investment securities decreased by $278,000, or 18.0%, due primarily to a 121 basis point decline in the average yield, to 3.34% in 2003, which was partially offset by a $3.9 million increase in the average balance outstanding year to year. Interest income on other interest-earning assets decreased by $269,000, or 11.0%, due primarily to a decrease in the yield of 9 basis points, to 2.79% in 2003, and a $6.8 million, or 8.0%, decrease in the average balance outstanding year to year.

Interest expense on deposits totaled $16.0 million for the year ended December 31, 2003, a decrease of $7.0 million, or 30.5%, compared to the year ended December 31, 2002, due primarily to a 94 basis point decrease in the average cost of deposits, to 2.46% for 2003, and a $25.1 million, or 3.7%, decrease in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $15.2 million for the year ended December 31, 2003, a decrease of $296,000, or 1.9%, from 2002. The decrease resulted primarily from a 27 basis point decrease in the average rate, to 5.56% in 2003, partially offset by a $7.5 million, or 2.8%, increase in the average balance outstanding year to year. Decreases in the level of average yields on interest-earning assets and average cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2002 and 2003.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $3.8 million, or 13.9%, to a total of $23.6 million for the year ended December 31, 2003. The interest rate spread decreased to approximately 2.06% at December 31, 2003, from 2.30% at December 31, 2002, while the net interest margin decreased to approximately 2.34% for the year ended December 31, 2003, compared to 2.66% for the 2002 period.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $1.4 million for the year ended December 31, 2003, an increase of $277,000, or 23.7%, over the provision recorded in 2002. The provision was predicated primarily on the overall increase in the loan portfolio, including the increased percentage of loans secured by commercial real estate within the loan portfolio and an increase in the level of loan charge-offs year to year. For 2004, we believe the provision will continue to grow as we anticipate changing our loan mix by increasing the percentage of commercial loans and consumer loans to total loans. Management believes all nonperforming loans are adequately collateralized, however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $11.4 million for the year ended December 31, 2003, an increase of $1.3 million, or 13.0%, compared to 2002. The increase in other income was primarily attributable to an $810,000 increase in gain on sale of investment and mortgage-backed securities, an increase of $337,000, or 26.8%, in title fees, a combined increase of $96,000 in gains on sale of premises and equipment and real estate acquired through foreclosure, and an overall increase of $76,000, or 1.3%, in mortgage-banking related income, partially offset by a $151,000, or 7.1%, decrease in late charges, rent and other income. The increase in title fees was due primarily to an increase in production related to the low interest rate environment.

The increase in mortgage-banking income was comprised of an $840,000, or 30.4%, increase in gain on sale of loans, a $63,000, or 4.1%, increase in loan servicing fees and a net decrease in the valuation of mortgage servicing rights of $827,000, or 60.4%. The increase in gain on sale of loans was due primarily to an increase in the volume of loans sold of $38.5 million, or 16.0%, over the volume of loans sold in 2002. During 2003, the Bank recorded mortgage servicing rights on new loan sales totaling $3.5 million and amortization of mortgage servicing rights totaling $2.9 million, which resulted in a net income item of $543,000. During 2002, the Bank recorded mortgage servicing rights on new loan sales totaling $2.7 million, amortization of mortgage servicing rights totaling $2.1 million and recapture of an impairment charge of $640,000, all of which resulted in a net income item of $1.4 million. Due to an anticipated drop in fixed rate residential one- to four-family loan production, we expect a reduction in mortgage banking income in 2004.

General, Administrative and Other Expense. General, administrative and other expense totaled $23.7 million for the year ended December 31, 2003, an increase of $2.1 million, or 9.9%, compared to 2002. The increase was due primarily to the $1.3 million fee associated with the restructuring of a portion of the Bank's FHLB borrowings and an increase of $348,000, or 3.4%, in employee compensation and benefits, a $349,000 or 42.5% increase in franchise taxes, a $324,000, or 9.4%, increase in occupancy and equipment and the absence of $112,000 related to the reversal of the restructuring charge recognized in 2001. The increase in employee compensation and benefits was due primarily to an increase in incentive compensation and health insurance costs, as well as normal merit increases, which were partially offset by an increase in deferred loan origination costs related to the increase in lending volume year to year. The increase in franchise tax expense reflects the effects of refund claims recorded in 2002. The increase in occupancy and equipment was due primarily to an increase in office repairs and maintenance expenses, as well as costs associated with the new Dover office location.

Federal Income Taxes. The provision for federal income taxes totaled $3.1 million for the year ended December 31, 2003, a decrease of $1.8 million, or 36.5%, compared to the provision recorded in 2002. This decrease was primarily attributable to a $4.9 million, or 33.1%, decrease in pre-tax earnings and the non-taxable redemption of a life insurance policy. The effective tax rate amounted to 30.8% and 32.4% for the years ended December 31, 2003 and 2002, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2002 and December 31, 2001

General. Camco's net earnings for the year ended December 31, 2002, totaled $10.0 million, an increase of $1.5 million, or 17.1%, over the $8.5 million of net earnings reported in 2001. The increase in earnings was primarily attributable to a one-time charge of $950,000 in pre-tax expense related to the consolidation of the bank charters in the 2001 period and the recognition of a $112,000 reversal of this restructuring charge during the 2002 period. Additionally, net interest income increased by $1.5 million and other income increased by $2.9 million, while the provision for losses on loans increased by $410,000, general, administrative and other expense increased by $2.7 million (excluding the effects of the restructuring charge) and the provision for federal income taxes increased by $911,000.

Income and expenses for 2002 include the effects of the acquisition of Columbia Financial, which was acquired by Camco in November 2001 in a transaction accounted for using the purchase method of accounting.

Net Interest Income. Total interest income for the year ended December 31, 2002, amounted to $66.0 million, a decrease of $8.4 million, or 11.3%, compared to 2001, generally reflecting the effects of a decrease of 110 basis points in the average yield, from 7.49% in 2001 to 6.39% in 2002, which was partially offset by a $39.4 million, or 4.0%, increase in the average balance of interest-earning assets outstanding year to year.

Interest income on loans totaled $57.5 million for the year ended December 31, 2002, a decrease of $12.0 million, or 17.3%, from the comparable 2001 total. The decrease resulted primarily from a $77.7 million, or 8.7%, decrease in the average balance outstanding and a 72 basis point decrease in the average yield to 7.07% in 2002. Interest income on mortgage-backed securities totaled $4.5 million for the year ended December 31, 2002, a $3.5 million, or 327.1%, increase over the 2001 period. The increase was due primarily to an $81.6 million, or 439.7%, increase in the average balance outstanding, which was partially offset by a 119 basis point decrease in the average yield to 4.52% in 2002. Interest income on investment securities increased by $849,000, or 122.0%, due primarily to a $22.3 million increase in the average balance outstanding year to year, which was partially offset by a 144 basis point decline in the average yield to 4.55% in the 2002 period. Interest income on other interest-earning assets decreased by $700,000, or 22.2%, due primarily to a decrease in the yield of 150 basis points to 2.88% in 2002, which was partially offset by a $13.1 million, or 18.2%, increase in the average balance outstanding year to year.

Interest expense on deposits totaled $23.1 million for the year ended December 31, 2002, a decrease of $8.3 million, or 26.4%, compared to the year ended December 31, 2001, due primarily to a 151 basis point decrease in the average cost of deposits, to 3.40% for 2002, which was partially offset by a $39.2 million, or 6.1%, increase in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $15.5 million for the year ended December 31, 2002, a decrease of $1.6 million, or 9.4%, from the 2001 period. The decrease resulted primarily from a $15.1 million, or 5.4%, decrease in the average balance outstanding year to year and a 26 basis point decrease in the average rate, to 5.83% in 2002. Decreases in the level of average yields on interest-earning assets and average cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2001 and 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.5 million, or 5.8%, to a total of $27.4 million for the year ended December 31, 2002. The interest rate spread increased to approximately 2.30% at December 31, 2002, from 2.22% at December 31, 2001, while the net interest margin increased to approximately 2.66% for the year ended December 31, 2002, compared to 2.61% for the 2001 period.

Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $1.2 million for the year ended December 31, 2002, an increase of $410,000, or 54.0%, over the provision recorded in 2001. The 2002 provision generally reflects the $5.7 million increase in the level of nonperforming loans. The provision also reflects the increasing percentage of loans secured by nonresidential real estate and consumer loans in relation to total loans during 2002.

Other Income. Other income totaled $10.1 million for the year ended December 31, 2002, an increase of $2.9 million, or 41.2%, compared to 2001. The increase in other income was primarily attributable to a combined increase of $2.6 million, or 82.9%, in mortgage-banking related income, an increase of $140,000, or 7.1%, in late charges, rent and other and a $176,000, or 21.0%, increase in service charges and other fees on deposits, partially offset by a combined decrease of $100,000 in gain on sale of premises and equipment and real estate acquired through foreclosure.

The increase in mortgage-banking income was comprised of a $1.8 million increase in the valuation of mortgage servicing rights, a $573,000, or 26.1%, increase in gain on sale of loans and a $176,000, or 12.8%, increase in loan servicing fees. During 2002, the Bank recorded mortgage servicing rights on new loan sales totaling $2.7 million, amortization of mortgage servicing rights totaling $2.1 million and recapture of an impairment charge of $640,000, all of which resulted in a net income item of $1.4 million. During 2001, the Bank recorded mortgage servicing rights on new loan sales totaling $2.3 million, amortization of mortgage servicing rights totaling $1.5 million and an impairment charge of $1.3 million, all of which resulted in an expense totaling $500,000. The increase in the gain on sale of loans was due primarily to an increase in the volume of loans sold of $25.3 million, or 11.7%, over the volume of loans sold in 2001. The increase in loan servicing fees was primarily due to an increase in the amount of loans being serviced. The increase in service charges and other fees on deposits is primarily due to an increase in service fees on transaction accounts and check cashing fees. The increase in late charges, rent and other is due to income from credit card and ATM activity, fees for commercial loans and insurance fees earned.

General, Administrative and Other Expense. General, administrative and other expense totaled $21.6 million for the year ended December 31, 2002, an increase of $1.7 million, or 8.4%, compared to 2001. The increase in general, administrative and other expense was due primarily to an increase of $2.3 million, or 28.9%, in employee compensation and benefits, a $287,000, or 9.0%, increase in occupancy and equipment, and an increase of $691,000, or 15.1%, in other operating expense, which were partially offset by the effects of a nonrecurring restructuring charge totaling $950,000 recorded in 2001 and the $112,000 restructuring credit recognized in 2002, as well as a $297,000, or 26.6% decrease in franchise taxes, a $167,000, or 12.4%, decrease in data processing and a $150,000 decrease in goodwill amortization. The increase in employee compensation and benefits was due primarily to the acquisition of the Columbia division, an increase in management staffing levels, an increase in incentive compensation and other benefit plan costs and normal merit compensation increases, which were partially offset by an increase in deferred loan origination costs related to the increase in lending volume year to year. Camco increased its management staffing complement year to year as it continues to implement its corporate strategy following the 2001 restructuring plan. The increase in occupancy and equipment resulted primarily from the inclusion of Columbia. The increase in other operating expense was due primarily to costs incurred at the Columbia division and increases in legal expense, costs associated with real estate acquired through foreclosure, office supplies and costs associated with the increase in lending volume year to year. The decrease in franchise tax expense reflects the effects of refund claims on prior year tax filings. The decrease in data processing was due primarily to efficiencies realized related to the consolidation of the Bank charters. The decrease in goodwill amortization was due to the adoption of SFAS No. 142, a new accounting standard which eliminates goodwill amortization. The restructuring credit resulted from severance charges recorded in 2001 that were not utilized due primarily to early terminations.

Federal Income Taxes. The provision for federal income taxes totaled $4.8 million for the year ended December 31, 2002, an increase of $911,000, or 23.4%, compared to the provision recorded in 2001. This increase was primarily attributable to a $2.4 million, or 19.1%, increase in pre-tax earnings year to year and the 2001 receipt of refunds claimed for prior years' tax liabilities. The effective tax rate amounted to 32.4% and 31.3% for the years ended December 31, 2002 and 2001, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances.

	Year ended December 31,								
	2003			2002			2001		
	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$ 781,175	$47,982	6.14%	$813,541	$57,478	7.07%	$891,220	$69,461	7.79%
Mortgage-backed securities [2]	113,392	3,439	3.03	100,165	4,523	4.52	18,561	1,059	5.71
Investment securities [2]	37,881	1,267	3.34	33,963	1,545	4.55	11,621	696	5.99
Interest-bearing deposits and other interest-earning assets	78,364	2,187	2.79	85,189	2,456	2.88	72,052	3,156	4.38
Total interest-earning assets	$1,010,812	54,875	5.43	$1,032,858	66,002	6.39	$993,454	74,372	7.49
Interest-bearing liabilities:									
Deposits	$ 652,710	16,037	2.46	$677,800	23,060	3.40	$638,581	31,324	4.91
FHLB advances	273,147	15,200	5.56	265,614	15,496	5.83	280,747	17,109	6.09
Total interest-bearing liabilities	$ 925,857	31,237	3.37	$943,414	38,556	4.09	$919,328	48,433	5.27
Net interest income/ Interest rate spread		$23,638	2.06%		$27,446	2.30%		$25,939	2.22%
Net interest margin [3]			2.34%			2.66%			2.61%
Average interest-earning assets to average interest-bearing liabilities			109.18%			109.48%			108.06%

[1] Includes nonaccrual loans and loans held for sale.
[2] Includes securities designated as available for sale.
[3] Net interest income as a percent of average interest-earning assets.

Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume.

	Year ended December 31,					
	2003 vs. 2002			2002 vs. 2001		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$(2,217)	$(7,279)	$ (9,496)	$(5,781)	$(6,202)	$(11,983)
Mortgage-backed securities	729	(1,813)	(1,084)	3,729	(265)	3,464
Investment securities	215	(493)	(278)	1,052	(203)	849
Interest-bearing deposits and other [2]	(192)	(77)	(269)	507	(1,207)	(700)
Total interest income	(1,465)	(9,662)	(11,127)	(493)	(7,877)	(8,370)
Interest expense attributable to:						
Deposits	(826)	(6,197)	(7,023)	1,825	(10,089)	(8,264)
Borrowings	472	(768)	(296)	(900)	(713)	(1,613)
Total interest expense	(354)	(6,965)	(7,319)	925	(10,802)	(9,877)
Increase (decrease) in net interest income	**$(1,111)**	**$(2,697)**	**$ (3,808)**	**$(1,418)**	**$ 2,925**	**$ 1,507**

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(1) Includes loans held for sale.
(2) Includes interest-bearing deposits.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated.

	At December 31,		
	2003	2002	2001
Weighted-average yield on:			
Loan portfolio [1]	5.81%	6.87%	7.28%
Investment portfolio [2]	3.40	3.40	3.61
Total interest-earning assets	5.38	6.52	6.63
Weighted-average rate paid on:			
Deposits	2.10	2.86	4.08
FHLB advances	5.13	5.63	6.02
Total interest-bearing liabilities	2.96	3.65	4.59
Interest rate spread	2.42%	2.87%	2.04%

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(1) Includes loans held for sale and excludes the allowance for loan losses.
(2) Includes earnings on FHLB stock and cash surrender value of life insurance.

Asset/Liability Management and Market Risk

The objective of the Bank's asset/liability management function is to maintain consistent growth in net interest income within the Bank's policy limits. This objective is accomplished through management of the Bank's balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity and achieving consistent growth in core deposits.

Management considers interest rate risk the Bank's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Bank's net interest income is largely dependent upon the effective management of interest rate risk.

To identify and manage its interest rate risk the Bank employs an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes senior management projections for activity levels in each of the product lines offered by the Bank. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Assumptions are inherently uncertain and the measurement of net interest income or the impact of rate fluctuations on net interest income cannot be precisely predicted. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bank's Asset/Liability Management Committee ("ALCO"), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. The Bank's current interest rate risk position is determined by measuring the anticipated change in net interest income over a 12 month horizon assuming a 200 basis point (bp) instantaneous and parallel shift (linear) increase or decrease in all interest rates. Given the current federal funds rate of 1.0% at December 31, 2003, a linear 100bp decrease was modeled in the estimated earnings sensitivity profile in place of the linear 200bp decrease in accordance with the Bank's interest rate risk policy. Current policy limits this exposure to plus or minus 25% of net interest income for a 12-month horizon.

The following table shows the Bank's estimated earnings sensitivity profile as of December 31, 2003:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income 12 Months
+200	8.6%
-100	(6.8)%

Given a 200bp linear increase in the yield curve used in the simulation model, it is estimated net interest income for the Bank would increase by 8.6% over one year. A 100bp linear decrease in interest rates would decrease net interest income by 6.8% over one year. All of these estimated changes in net interest income are within the policy guidelines established by the Board of Directors. Management does not expect any significant adverse effect on net interest income in 2003 based on the composition of the portfolio and anticipated upward trends in rates.

In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bank has developed sale procedures for several types of interest-sensitive assets. Generally, all long-term, fixed-rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA") guidelines are sold for cash upon origination. A total of $279.0 million and $240.5 million of such loans were sold to the FHLMC, FNMA and other parties during 2003 and 2002, respectively.

Liquidity and Capital Resources

Camco, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities. Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The following table sets forth information regarding the Bank's obligations and commitments to make future payments under contract as of December 31, 2003.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years (In thousands)	More than 5 years	Total
Contractual obligations:					
Operating lease obligations	$ 205	$ 229	$ 169	$ 219	$ 822
Advances from the Federal Home Loan Bank	29,408	1,168	23,722	208,437	262,735
Certificates of deposit	178,290	146,297	37,420	586	362,593
Amount of commitments expiration per period					
Commitments to originate loans:					
Overdraft lines of credit	892	-	-	-	892
Home equity/commercial lines of credit	58,937	-	-	-	58,937
One- to four-family and multi-family loans	4,237	-	-	-	4,237
Non-residential real estate and land loans	11,227	-	-	-	11,227
Total contractual obligations	$283,196	$147,694	$61,311	$209,242	$701,443

Advantage Bank anticipates that it will have sufficient funds available to meet its current loan commitments. Based upon historical deposit flow data, the Bank's competitive pricing in its market and management's experience, management believes that a significant portion of maturing certificates of deposit will remain with the Bank.

The Bank engages in off-balance sheet credit-related activities that could require Advantage to make cash payments in the event that specified events occur. The contractual amounts of these activities represent the maximum exposure to the Bank. However, certain off-balance sheet commitments are expected to expire or be only partially used; therefore, the total amount of commitments does not necessarily represent future cash requirements. These off-balance sheet activities are necessary to meet the financing needs of the Bank's customers.

Liquidity management is both a daily and long-term function of Advantage's management strategy. In the event that the Bank should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, brokered deposits, and through the sale of loans and/or securities.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Camco Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Camco Financial Corporation as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
February 5, 2004

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,
(In thousands, except share data)

ASSETS	2003	2002
Cash and due from banks	$ 22,807	$ 20,215
Interest-bearing deposits in other financial institutions	30,904	36,807
Cash and cash equivalents	53,711	57,022
Investment securities available for sale - at market	27,008	38,789
Investment securities held to maturity - at cost, approximate market value of $1,204 and $5,501 as of December 31, 2003 and 2002, respectively	1,130	5,368
Mortgage-backed securities available for sale - at market	77,916	97,332
Mortgage-backed securities held to maturity - at cost, approximate market value of $7,839 and $20,634 as of December 31, 2003 and 2002, respectively	7,704	20,000
Loans held for sale - at lower of cost or market	5,457	55,493
Loans receivable - net	799,625	741,465
Office premises and equipment - net	13,380	14,492
Real estate acquired through foreclosure	1,463	1,589
Federal Home Loan Bank stock - at cost	24,494	23,539
Accrued interest receivable	4,088	4,922
Prepaid expenses and other assets	1,524	2,130
Cash surrender value of life insurance	17,740	17,372
Goodwill - net of accumulated amortization	2,953	2,953
Prepaid federal income taxes	958	774
Total assets	**$1,039,151**	**$1,083,240**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 671,274	$ 694,072
Advances from the Federal Home Loan Bank	262,735	276,276
Advances by borrowers for taxes and insurance	3,494	3,509
Accounts payable and accrued liabilities	4,102	4,298
Dividends payable	1,063	1,046
Deferred federal income taxes	3,940	5,438
Total liabilities	946,608	984,639
Commitments	-	-
Stockholders' equity		
Preferred stock - $1 par value; authorized 100,000 shares; no shares outstanding	-	-
Common stock - $1 par value; authorized 14,900,000 shares; 8,428,946 and 8,311,145 shares issued at December 31, 2003 and 2002, respectively	8,429	8,311
Additional paid-in capital	55,132	54,063
Retained earnings - substantially restricted	45,121	42,497
Accumulated other comprehensive income - unrealized gains on securities designated as available for sale, net of related tax effects	206	2,098
Less 1,096,523 and 622,260 shares of treasury stock at December 31, 2003 and 2002, respectively - at cost	(16,345)	(8,368)
Total stockholders' equity	92,543	98,601
Total liabilities and stockholders' equity	**$1,039,151**	**$1,083,240**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, 2003, 2002 and 2001
(In thousands, except per share data)

	2003	2002	2001
Interest income			
Loans	$47,982	$57,478	$69,461
Mortgage-backed securities	3,439	4,523	1,059
Investment securities	1,267	1,545	696
Interest-bearing deposits and other	2,187	2,456	3,156
Total interest income	54,875	66,002	74,372
Interest expense			
Deposits	16,037	23,060	31,324
Borrowings	15,200	15,496	17,109
Total interest expense	31,237	38,556	48,433
Net interest income	23,638	27,446	25,939
Provision for losses on loans	1,446	1,169	759
Net interest income after provision for losses on loans	22,192	26,277	25,180
Other income			
Late charges, rent and other	1,964	2,115	1,975
Title fees	1,596	1,259	1,137
Loan servicing fees	1,617	1,554	1,378
Gain on sale of loans - net	3,607	2,767	2,194
Valuation of mortgage servicing rights - net	543	1,370	(461)
Service charges and other fees on deposits	1,157	1,014	838
Gain on sale of investment and mortgage-backed securities	839	29	-
Gain (loss) on sale of real estate acquired through foreclosure	52	(8)	62
Gain on sale of premises and equipment	36	-	30
Total other income	11,411	10,100	7,153
General, administrative and other expense			
Employee compensation and benefits	10,516	10,168	7,887
Occupancy and equipment	3,783	3,459	3,172
Data processing	1,330	1,178	1,345
Advertising	763	794	705
Franchise taxes	1,170	821	1,118
Amortization of goodwill	-	-	150
Other operating	4,842	5,262	4,571
Federal Home Loan Bank advance prepayment fees	1,292	-	-
Restructuring charges (credits) related to charter consolidation	-	(112)	950
Total general, administrative and other expense	23,696	21,570	19,898
Earnings before federal income taxes	9,907	14,807	12,435
Federal income taxes			
Current	3,574	3,149	2,715
Deferred	(523)	1,653	1,176
Total federal income taxes	3,051	4,802	3,891
NET EARNINGS	**$ 6,856**	**$10,005**	**$ 8,544**
EARNINGS PER SHARE			
Basic	**$.92**	**$1.27**	**$1.20**
Diluted	**$.91**	**$1.25**	**$1.19**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net earnings	$6,856	$10,005	$8,544
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(689), $1,035 and $53 in 2003, 2002 and 2001, respectively	(1,338)	2,010	103
Reclassification adjustment for realized gains included in earnings, net of taxes of $285 and $10 for the years ended December 31, 2003 and 2002, respectively	(554)	(19)	-
Comprehensive income	**$4,964**	**$11,996**	**$8,647**
Accumulated other comprehensive income	**$ 206**	**$ 2,098**	**$ 107**

The accompanying notes are an integral part of these statements.

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2003, 2002 and 2001
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total stockholders' equity
Balance at January 1, 2001	$7,058	$41,551	$31,553	$ 4	$ (1,416)	$78,750
Stock options exercised	116	1,146	-	-	-	1,262
Cash dividends declared - $0.48 per share	-	-	(3,476)	-	-	(3,476)
Net earnings for the year ended December 31, 2001	-	-	8,544	-	-	8,544
Purchase of Columbia Financial of Kentucky, Inc.	963	9,025	-	-	-	9,988
Unrealized gains on securities designated as available for sale net related tax effects	-	-	-	103	-	103
Balance at December 31, 2001	8,137	51,722	36,621	107	(1,416)	95,171
Finalization of Columbia Financial acquisition	-	432	-	-	(638)	(206)
Stock options exercised	174	1,909	-	-	-	2,083
Cash dividends declared - $0.525 per share	-	-	(4,129)	-	-	(4,129)
Net earnings for the year ended December 31, 2002	-	-	10,005	-	-	10,005
Purchase of treasury shares	-	-	-	-	(6,314)	(6,314)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	1,991	-	1,991
Balance at December 31, 2002	8,311	54,063	42,497	2,098	(8,368)	98,601
Stock options exercised	118	1,069	-	-	-	1,187
Cash dividends declared - $0.57 per share	-	-	(4,232)	-	-	(4,232)
Net earnings for the year ended December 31, 2003	-	-	6,856	-	-	6,856
Purchase of treasury shares	-	-	-	-	(7,977)	(7,977)
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	(1,892)	-	(1,892)
Balance at December 31, 2003	$8,429	$55,132	$45,121	$ 206	$(16,345)	$92,543

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings for the year	$ 6,856	$ 10,005	$ 8,544
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of goodwill	-	-	150
Amortization of premiums and discounts on investment and mortgage-backed securities - net	2,418	828	87
Amortization of mortgage servicing rights - net	2,922	1,404	2,848
Depreciation and amortization	1,879	1,714	1,655
Amortization of purchase accounting adjustments - net	5	242	303
Provision for losses on loans	1,446	1,169	759
Provision for losses on real estate acquired through foreclosure	30	131	-
Amortization of deferred loan origination fees	(398)	(609)	(683)
(Gain) loss on sale of real estate acquired through foreclosure	(52)	8	(62)
Gain on sale of investment and mortgage-backed securities transactions	(839)	(29)	-
Gain on sale of office premises and equipment	(36)	-	(30)
Federal Home Loan Bank stock dividends	(955)	(1,058)	(1,367)
Gain on sale of loans	(3,607)	(2,767)	(2,194)
Loans originated for sale in the secondary market	(228,969)	(274,597)	(232,499)
Proceeds from sale of mortgage loans in the secondary market	282,612	243,316	217,483
Tax benefits related to exercise of stock options	210	197	-
Increase (decrease) in cash, net of acquisition of Columbia Financial of Kentucky, Inc., due to changes in:			
Accrued interest receivable	834	847	893
Prepaid expenses and other assets	606	2,649	(2,921)
Accounts payable and other liabilities	(196)	(6,537)	2,432
Federal income taxes			
Current	(184)	(182)	(248)
Deferred	(523)	1,653	1,176
Net cash provided by (used in) operating activities	64,059	(21,616)	(3,674)
Cash flows provided by (used in) investing activities:			
Proceeds from maturities of investment securities	21,596	41,251	19,480
Proceeds from sale of investment securities designated as available for sale	3,811	44	-
Purchase of investment securities designated as available for sale	(10,341)	(64,942)	-
Purchase of investment securities designated as held to maturity	-	(1,048)	(10,495)
Proceeds from sale of mortgage-backed securities designated as available for sale	59,111	1,087	-
Purchase of mortgage-backed securities designated as available for sale	(112,989)	(113,125)	-
Purchase of mortgage-backed securities designated as held to maturity	(961)	-	(15,228)
Principal repayments on mortgage-backed securities	83,058	34,377	4,865
Loan disbursements	(378,511)	(297,668)	(126,582)
Purchases of loans	(12,056)	(3,181)	(2,527)
Principal repayments on loans	324,463	407,042	268,347
Purchase of office premises and equipment - net	(876)	(1,852)	(1,711)
Proceeds from sale of office premises and equipment	145	355	119
Proceeds from sale of real estate acquired through foreclosure	4,158	651	1,806
Additions to real estate acquired through foreclosure	-	(12)	(60)
Purchase of Federal Home Loan Bank stock	-	-	(100)
Purchase of life insurance	-	(825)	(9,445)
Proceeds from redemption of life insurance	422	-	-
Net increase in cash surrender value of life insurance	(790)	(796)	(307)
Purchase of Columbia Financial of Kentucky, Inc.	-	(206)	(3,000)
Net cash provided by (used in) investing activities	(19,760)	1,152	125,162
Net cash provided by (used in) operating and investing activities (balance carried forward)	44,299	(20,464)	121,488

CAMCO FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

For the years ended December 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
Net cash provided by (used in) operating and investing activities (balance brought forward)	$44,299	$ (20,464)	$121,488
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposits	(22,798)	(36,003)	16,716
Proceeds from Federal Home Loan Bank advances	73,850	68,500	50,451
Repayment of Federal Home Loan Bank advances	(87,432)	(51,151)	(105,072)
Dividends paid on common stock	(4,215)	(4,045)	(3,346)
Proceeds from exercise of stock options	977	1,886	1,262
Purchase of treasury shares	(7,977)	(6,314)	-
Decrease in advances by borrowers for taxes and insurance	(15)	(351)	(604)
Net cash used in financing activities	(47,610)	(27,478)	(40,593)
Net increase (decrease) in cash and cash equivalents	(3,311)	(47,942)	80,895
Cash and cash equivalents at beginning of year	57,022	104,964	24,069
Cash and cash equivalents at end of year	**$53,711**	**$ 57,022**	**$104,964**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	**$31,452**	**$ 38,387**	**$ 48,792**
Income taxes	**$ 3,570**	**$ 2,848**	**$ 3,528**
Supplemental disclosure of noncash investing activities:			
Transfers from loans to real estate acquired through foreclosure	**$ 4,010**	**$ 1,270**	**$ 3,208**
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	**$ 2,399**	**$ 1,054**	**$ 1,182**
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	**$ (1,338)**	**$ 2,010**	**$ 103**
Recognition of mortgage servicing rights in accordance with SFAS No. 140	**$ 3,465**	**$ 2,729**	**$ 2,338**
Supplemental disclosure of noncash financing activities:			
Dividends declared but unpaid	**$ 1,063**	**$ 1,046**	**$ 962**
Fair value of assets received in acquisition of Columbia Financial of Kentucky, Inc.	**$ -**	**$ -**	**$110,422**

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During 2001, the Boards of Directors of Camco Financial Corporation ("Camco" or the "Corporation") and its wholly-owned subsidiaries, Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings"), First Savings Bank of Washington Court House ("First Bank"), First Bank for Savings ("First Savings") and Westwood Homestead Savings Bank ("Westwood Homestead"), approved a business plan whereby the subsidiary banks consolidated charters and operations into one state savings bank charter under the name Advantage Bank. The combining of charters and operations resulted in the Corporation incurring a one-time after-tax restructuring charge totaling $627,000. Hereinafter, the consolidated financial statements use the terms "Advantage" or the "Bank" to describe all of the preexisting individual financial institutions owned by the Corporation.

During 2001, Camco's Board of Directors approved a business combination that was completed in November 2001, whereby Columbia Financial of Kentucky, Inc. ("Columbia Financial"), the parent of Columbia Federal Savings Bank ("Columbia Federal"), was merged into Camco. Following the merger, Columbia Federal became a division of Advantage. The business combination was accounted for using the purchase method of accounting. Accordingly, the 2001 consolidated financial statements herein include the accounts of Columbia Federal only from the November 15, 2001 consummation date.

The business activities of Camco are limited primarily to holding the common stock of the Bank and Camco Title Insurance Agency ("Camco Title") and one second tier subsidiary, Camco Mortgage Corporation. Effective October 1, 2003, Camco Mortgage Corporation was dissolved and its operations became a part of the Bank. The Corporation's results of operations are economically dependent upon the results of Advantage's operations. Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned and, for periods prior to October 1, 2003, its second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held to maturity, trading, or available for sale. Securities classified as held to maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders' equity. Investment and mortgage-backed securities are classified as held to maturity or available for sale upon acquisition. Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, capitalized mortgage servicing rights and the allowance for loan losses.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and not received, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2003 and 2002, loans held for sale were carried at cost.

The Corporation accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Corporation recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $2.9 million, $2.1 million and $1.5 million, for the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, the Corporation recorded an impairment charge on mortgage servicing rights totaling $1.3 million in 2001. During 2002, the Corporation recaptured approximately $640,000 of the impairment based upon an independent appraisal of the mortgage servicing rights. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $6.6 million and $6.0 million at December 31, 2003 and 2002, respectively.

At December 31, 2003 and 2002, the Bank was servicing mortgage loans of approximately $587.8 million and $575.4 million, respectively, that have been sold to the Federal Home Loan Mortgage Corporation and other investors.

4. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off or an allowance equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

The Bank's impaired loan information is as follows at December 31:

	2003	2002
	(In thousands)	
Impaired loans with related allowance	$ -	$984
Impaired loans with no related allowance	827	-
Total impaired loans	$827	$984

	2003	2002	2001
		(In thousands)	
Allowance on impaired loans			
Beginning balance	$282	$ -	$ -
Provision	136	282	-
Charge-off	(418)	-	-
Ending balance	$ -	$282	$ -
Average balance of impaired loans	$809	$971	$ -
Interest income recognized on impaired loans	$ 98	$ 50	$ -

The allowance for impaired loans is included in the Bank's overall allowance for credit losses. The provision necessary to increase this allowance is included in the Bank's overall provision for losses on loans.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

8. Goodwill

Goodwill resulting from the acquisition of First Savings, totaling approximately $3.7 million, was being amortized over a twenty-five year period using the straight-line method for years prior to 2002. It was management's policy to periodically evaluate the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Advantage Bank as the reporting unit that is expected to benefit from the goodwill.

Camco evaluated the unamortized goodwill balance of $3.0 million during both 2003 and 2002 in accordance with the provisions of SFAS No. 142 via independent third-party appraisal. The evaluations showed no indication of impairment. The adoption of SFAS No. 142 has resulted in the elimination of annual goodwill amortization of approximately $150,000.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8. Goodwill (continued)

The following table displays the pro forma effects on net earnings and earnings per share as if SFAS No. 142 had been applicable to the year ended December 31, 2001.

	For the year ended December 31,		
	2003	**2002**	**2001**
	(In thousands, except per share amounts)		
Reported net earnings	$6,856	$10,005	$8,544
Add back: goodwill amortization	-	-	150
Adjusted net earnings	**$6,856**	**$10,005**	**$8,694**
Basic earnings per share:			
As reported	$.92	$1.27	$1.20
Goodwill amortization	-	-	.03
As adjusted	**$.92**	**$1.27**	**$1.23**
Diluted earnings per share:			
As reported	$.91	$1.25	$1.19
Goodwill amortization	-	-	.02
As adjusted	**$.91**	**$1.25**	**$1.21**

9. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, mortgage servicing rights, Federal Home Loan Bank stock dividends, deferred compensation, the general loan loss allowance and the percentage of earnings bad debt deductions. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under outstanding stock options. The computations were as follows for the years ended December 31:

	2003	2002	2001
Weighted-average common shares outstanding (basic)	7,491,977	7,908,786	7,096,960
Dilutive effect of assumed exercise of stock options	74,390	97,094	93,546
Weighted-average common shares outstanding (diluted)	**7,566,367**	**8,005,880**	**7,190,506**

Options to purchase 65,441 and 176,714 shares of common stock at respective weighted-average exercise prices of $14.83 and $13.11 were outstanding at December 31, 2002 and 2001, respectively, but were excluded from the computation of diluted earnings per share for those years because the exercise price was greater than the average market price of the common shares. There were no anti-dilutive options outstanding for the year ended December 31, 2003.

11. Stock Option Plans

Stockholders of the Corporation have approved four stock option plans. Under the 1972 Plan, 254,230 common shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. The 1982 Plan reserved 115,824 common shares for issuance to employees of the Corporation and its subsidiaries. All of the stock options under the 1972 and 1982 Plans have been granted and were subject to exercise at the discretion of the grantees through 2002. Under the 1995 Plan, 161,488 shares were reserved for issuance. Under the 2002 Plan, 400,000 shares were reserved for issuance. Additionally, in connection with the acquisition of First Savings, the stock options of First Savings were converted into options to purchase 174,421 shares of the Corporation's stock at an exercise price of $7.38 per share, which expire in 2005. In connection with the 2000 acquisition of Westwood Homestead, the stock options of Westwood Homestead were converted into options to purchase 311,794 shares of the Corporation's stock at a weighted-average exercise price of $11.89 per share, which expire in 2008.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plans (continued)

The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

The Corporation utilizes APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

		2003	2002	2001
		(In thousands, except per share data)		
Net earnings	As reported	$6,856	$10,005	$8,544
	Stock-based compensation, net of tax	(20)	(4)	(5)
	Pro-forma	**$6,836**	**$10,001**	**$8,539**
Earnings per share				
Basic	As reported	$.92	$1.27	$1.20
	Stock-based compensation, net of tax	(.01)	(.01)	-
	Pro-forma	**$.91**	**$1.26**	**$1.20**
Diluted	As reported	$.91	$1.25	$1.19
	Stock-based compensation, net of tax	(.01)	-	-
	Pro-forma	**$.90**	**$1.25**	**$1.19**

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2003, 2002 and 2001: dividend yield of 3.50%, 3.84% and 4.07%, respectively; expected volatility of 16.88%, 16.34% and 17.06%, respectively; a risk-free interest rate of 3.95%, 2.00% and 3.00%, respectively; and an expected life of ten years for all grants.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plans (continued)

A summary of the status of the Corporation's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	323,291	$ 9.79	503,005	$10.16	688,655	$10.53
Granted	56,948	16.13	3,700	14.55	8,500	11.93
Exercised	(117,800)	7.60	(174,106)	10.84	(115,656)	10.91
Forfeited	(5,367)	13.92	(9,308)	11.91	(78,494)	12.50
Outstanding at end of year	257,072	$12.11	323,291	$ 9.79	503,005	$10.16
Options exercisable at year-end	211,780	$11.25	323,291	$ 9.79	503,005	$10.16
Weighted-average fair value of options granted during the year		$ 2.60		$ 1.36		$ 1.37

The following information applies to options outstanding at December 31, 2003:

	Number outstanding	Range of exercise prices
	65,726	$7.40 - $9.74
	134,398	$9.75 - $14.55
	56,948	$16.13
	257,072	$12.11
Weighted-average remaining contractual life		5.9 years

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities and Mortgage-backed Securities: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

Loans Receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed to equal the amount payable on demand as of December 31, 2003 and 2002. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Commitments to Extend Credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2003 and 2002, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31, 2003		December 31, 2002	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 53,711	$ 53,711	$ 57,022	$ 57,022
Investment securities	28,138	28,212	44,157	44,290
Mortgage-backed securities	85,620	85,755	117,332	117,966
Loans receivable	805,082	810,113	796,958	814,539
Federal Home Loan Bank stock	24,494	24,494	23,539	23,539
	$997,045	$1,002,285	$1,039,008	$1,057,356
Financial liabilities				
Deposits	$671,274	$ 677,953	$ 694,072	$ 704,428
Advances from the Federal Home Loan Bank	262,735	288,732	276,276	309,758
Advances by borrowers for taxes and insurance	3,494	3,494	3,509	3,509
	$937,503	$ 970,179	$ 973,857	$1,017,695

13. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

14. Advertising

Advertising costs are expensed when incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

16. Effects of Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Corporation's financial condition or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Camco has no variable interest entities. The Corporation adopted FIN 46 effective July 1, 2003, as required, without material effect on its financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in Statement 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

16. Effects of Recent Accounting Pronouncements (continued)

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial condition or results of operations.

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2003 and 2002 are as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Held to maturity:				
Municipal bonds	$ 1,130	$ 74	$-	$ 1,204
Available for sale:				
U.S. Government agency obligations	25,640	241	-	25,881
Municipal bonds	625	26	-	651
Corporate equity securities	330	146	-	476
Total investment securities available for sale	26,595	413	-	27,008
Total investment securities	$27,725	$487	$-	$28,212

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
		(In thousands)		
Held to maturity:				
U.S. Government agency obligations	$ 4,233	$ 73	$-	$ 4,306
Municipal bonds	1,135	60	-	1,195
Total investment securities held to maturity	5,368	133	-	5,501
Available for sale:				
U.S. Government agency obligations	35,557	447	-	36,004
Municipal bonds	2,414	65	16	2,463
Corporate equity securities	330	35	43	322
Total investment securities available for sale	38,301	547	59	38,789
Total investment securities	$43,669	$680	$ 59	$44,290

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of investment securities at December 31, 2003 (including securities designated as available for sale) by contractual term to maturity are shown below.

	Amortized cost	Estimated fair value
	(In thousands)	
Due in one year or less	$14,211	$14,322
Due after one year through five years	12,241	12,419
Due after five years	943	995
Total investment securities	27,395	27,736
Corporate equity securities	330	476
Total	$27,725	$28,212

Proceeds from sales of investment securities during the years ended December 31, 2003 and 2002, totaled $3.8 million and $44,000, respectively, resulting in gross realized gains of $99,000 and $27,000 in those respective years.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2003 and 2002, are as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 3,865	$103	$ 9	$ 3,959
FHLMC	2,437	27	11	2,453
GNMA	875	27	1	901
Other	527	-	1	526
Total mortgage-backed securities held to maturity	7,704	157	22	7,839
Available for sale:				
FNMA	29,853	68	276	29,645
FHLMC	48,122	209	108	48,223
GNMA	42	6	-	48
Total mortgage-backed securities available for sale	78,017	283	384	77,916
Total mortgage-backed securities	$85,721	$440	$406	$85,755

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 11,831	$ 360	$-	$ 12,191
FHLMC	6,614	214	8	6,820
GNMA	1,546	66	-	1,612
Other	9	2	-	11
Total mortgage-backed securities held to maturity	20,000	642	8	20,634
Available for sale:				
FNMA	55,255	1,821	-	57,076
FHLMC	35,633	779	8	36,404
GNMA	3,753	99	-	3,852
Total mortgage-backed securities available for sale	94,641	2,699	8	97,332
Total mortgage-backed securities	**$114,641**	**$3,341**	**$ 16**	**$117,966**

The amortized cost of mortgage-backed securities, including those designated as available for sale at December 31, 2003, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers generally may prepay obligations without prepayment penalties.

	Amortized cost
	(In thousands)
Due within one year or less	$ 18
Due after one year through five years	19,107
Due after five years through ten years	52,468
Due after ten years	14,128
	$85,721

During the year ended December 31, 2003, the Bank sold mortgage-backed securities totaling $58.4 million resulting in gross realized gains of $740,000. During the year ended December 31, 2002, the Bank sold mortgage-backed securities totaling $1.1 million resulting in gross realized gains of $7,000 and gross realized losses of $5,000.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003. The Corporation had no securities in an unrealized loss position for a period greater than 12 months as of December 31, 2003.

	Less than 12 months	
Description of securities	**Fair value**	**Unrealized losses**
	(In thousands)	
Mortgage-backed securities		
Held to maturity	$ 1,513	$ 22
Available for sale	32,532	384
Total temporarily impaired securities	**$34,045**	**$406**

Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

NOTE C - LOANS RECEIVABLE

Loans receivable at December 31 consist of the following:

	2003	2002
	(In thousands)	
Conventional real estate loans:		
Existing residential properties	$551,634	$509,778
Multi-family	45,116	41,379
Nonresidential real estate	51,533	74,094
Construction	44,189	33,122
Developed building lots	1,725	535
Commercial	17,747	7,570
Home equity lines of credit	89,310	70,184
Consumer, education and other loans	15,292	18,763
Total	816,546	755,425
Increase (decrease) due to:		
Undisbursed portion of loans in process	(17,022)	(13,089)
Unamortized yield adjustments	(810)	(1,390)
Capitalized mortgage servicing rights	6,552	6,009
Allowance for loan losses	(5,641)	(5,490)
Loans receivable - net	**$799,625**	**$741,465**

NOTE C - LOANS RECEIVABLE (continued)

As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $551.6 million, or 69%, of the total loan portfolio at December 31, 2003 and approximately $509.8 million, or 69%, of the total loan portfolio at December 31, 2002. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas within Ohio, West Virginia, and northern Kentucky, thereby impairing collateral values. However, management believes that residential real estate values in the Corporation's primary lending areas are presently stable.

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans totaled approximately $1.4 million and $459,000 at December 31, 2003 and 2002, respectively.

NOTE D - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2003	2002	2001
		(In thousands)	
Balance at beginning of year	$5,490	$4,256	$2,906
Provision for losses on loans	1,446	1,169	759
Charge-offs of loans	(1,319)	(207)	(735)
Recoveries	24	272	26
Allowance resulting from acquisition	-	-	1,300
Balance at end of year	**$5,641**	**$5,490**	**$4,256**

Nonaccrual and nonperforming loans totaled approximately $13.6 million, $13.6 million and $7.9 million at December 31, 2003, 2002 and 2001, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $808,000, $940,000 and $278,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31 is summarized as follows:

	2003	2002
	(In thousands)	
Land	$ 2,169	$ 2,194
Buildings and improvements	13,146	12,973
Furniture, fixtures and equipment	10,963	10,471
	26,278	25,638
Less accumulated depreciation and amortization	12,898	11,146
	$13,380	$14,492

NOTE F - DEPOSITS

Deposit balances by type and weighted-average interest rate at December 31, 2003 and 2002, are summarized as follows:

	2003		2002	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Noninterest-bearing checking accounts	$ 22,638	- %	$ 26,313	- %
NOW accounts	82,831	0.42	80,562	1.07
Money market demand accounts	128,938	1.44	116,206	2.51
Passbook and statement savings accounts	74,274	0.25	78,359	0.79
Total withdrawable accounts	308,681	0.80	301,440	1.46
Certificates of deposit				
Original maturities of:				
Six months to one year	18,966	1.08	24,537	1.58
One to two years	61,186	1.88	79,172	2.82
Two to five years	174,487	4.05	179,711	4.96
Negotiated rate certificates	40,670	1.76	40,361	2.35
Individual retirement accounts	67,284	3.47	68,851	4.27
Total certificate accounts	362,593	3.17	392,632	3.93
Total deposits	$671,274	2.08%	$694,072	2.86%

At December 31, 2003 and 2002, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $87.1 million and $89.7 million, respectively.

NOTE F - DEPOSITS (continued)

Interest expense on deposits is summarized as follows for the years ended December 31:

	2003	2002	2001
		(In thousands)	
Certificate of deposit accounts	$13,120	$19,185	$26,706
NOW accounts and money market demand accounts	2,545	3,015	3,059
Passbook and statement savings accounts	372	860	1,559
	$16,037	**$23,060**	**$31,324**

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

	2003	2002
Year ending December 31:	(In thousands)	
2003	$ -	$216,958
2004	178,290	74,662
2005	85,268	60,620
2006	61,029	17,180
After 2006	38,006	23,212
Total certificate of deposit accounts	**$362,593**	**$392,632**

At December 31, 2003 and 2002, certain savings deposits were collateralized by a pledge of investment and mortgage-backed securities, interest-bearing deposits in other banks and letters of credit with the Federal Home Loan Bank totaling $72.4 million and $112.7 million, respectively.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2003, by pledges of certain residential mortgage loans totaling $354.7 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate range	Maturing year ending December 31,	2003	2002
		(Dollars in thousands)	
2.48% - 8.20%	2003	$ -	$ 14,109
0.96% - 8.20%	2004	29,408	11,388
4.43% - 7.60%	2005	47	10,516
5.05% - 6.40%	2006	1,121	5,062
5.36% - 6.95%	2007	1,565	5,624
4.52% - 6.05%	2008	22,157	21,964
2.66% - 7.17%	Thereafter	208,437	207,613
		$262,735	**$276,276**
Weighted-average interest rate		**5.13%**	**5.63%**

During December 2003, the Corporation elected to prepay $25.4 million of advances bearing a fixed weighted-average interest rate of 5.41%, which resulted in the recognition of a prepayment fee totaling $1.3 million.

NOTE H - FEDERAL INCOME TAXES

A reconciliation of the effective tax rate to the federal statutory rate is summarized as follows:

	2003	2002	2001
		(In thousands)	
Federal income taxes computed at the expected statutory rate	$3,368	$5,082	$4,253
Increase (decrease) in taxes resulting from:			
Amortization of goodwill	-	-	51
Nontaxable dividend and interest income	(41)	(33)	(6)
Increase in cash surrender value of life insurance – net	(268)	(274)	(105)
Nondeductible expenses	31	36	29
Refunds of prior year taxes	-	-	(309)
Nontaxable proceeds from life insurance policy	(62)	-	-
Other	23	(9)	(22)
Federal income tax provision per consolidated financial statements	**$3,051**	**$4,802**	**$3,891**

NOTE H - FEDERAL INCOME TAXES (continued)

The components of the Corporation's net deferred tax liability at December 31 are as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	**2003**	**2002**
	(In thousands)	
Deferred tax liabilities:		
FHLB stock dividends	$(3,230)	$(2,905)
Mortgage servicing rights	(2,228)	(2,043)
Percentage of earnings bad debt deduction	-	(112)
Book versus tax depreciation	(571)	(528)
Original issue discount	(471)	(1,156)
Purchase price adjustments	(242)	(109)
Other liabilities, net	(7)	(25)
Unrealized gains on securities designated as available for sale	(106)	(1,081)
Total deferred tax liabilities	(6,855)	(7,959)
Deferred tax assets:		
General loan loss allowance	1,918	1,867
Deferred income	455	363
Deferred compensation	510	282
Other assets	32	9
Total deferred tax assets	2,915	2,521
Net deferred tax liability	**$(3,940)**	**$(5,438)**

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.1 million as of December 31, 2003. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2003.

The Bank was required to recapture as taxable income approximately $1.9 million of its bad debt reserve, which represented post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank had provided deferred taxes for this amount and completed the amortization of the recapture of the bad debt reserve into taxable income in 2003.

NOTE I - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2003, the Bank had outstanding commitments to originate and purchase fixed-rate loans of approximately $13.5 million and adjustable-rate loans of approximately $1.9 million. Additionally, the Bank had unused lines of credit under home equity and other loans of $59.8 million at December 31, 2003, and stand by letters of credit of $147,000. Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through the year ended December 31, 2010. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2004	$205
2005	136
2006	93
2007	93
2008 and thereafter	295
	$822

Rental expense under operating leases totaled approximately $234,000, $251,000 and $257,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE J - REGULATORY CAPITAL

Advantage Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FDIC has adopted risk-based capital ratio guidelines to which Advantage is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

During 2003, management was notified by the FDIC that Advantage was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Advantage must maintain minimum capital ratios as set forth in the table that follows.

As of December 31, 2003, management believes that the Bank met all capital adequacy requirements to which it was subject.

	As of December 31, 2003					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$80,657	12.5%	≥$51,539	≥8.0%	≥$64,424	≥10.0%
Tier I capital (to risk-weighted assets)	$75,016	11.6%	≥$25,769	≥4.0%	≥$38,654	≥ 6.0%
Tier I leverage	$75,016	7.4%	≥$40,799	≥4.0%	≥$50,999	≥ 5.0%

NOTE J - REGULATORY CAPITAL (continued)

	As of December 31, 2002					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$81,269	12.7%	≥$51,067	≥8.0%	≥$63,834	≥10.0%
Tier I capital (to risk-weighted assets)	$75,779	11.9%	≥$25,533	≥4.0%	≥$38,300	≥ 6.0%
Tier I leverage	$75,779	7.2%	≥$42,365	≥4.0%	≥$52,956	≥ 5.0%

The Corporation's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $291,000 $296,000 and $73,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $297,000, $328,000 and $385,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2003, 2002 and 2001:

CAMCO FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31,
(In thousands)

	2003	2002
ASSETS		
Cash in Bank subsidiary	$ 306	$ 333
Interest-bearing deposits in other financial institutions	11,315	14,981
Investment securities designated as available for sale	476	322
Investment in Bank subsidiary	78,734	81,437
Investment in title agency subsidiary	805	831
Office premises and equipment - net	1,386	1,425
Cash surrender value of life insurance	1,148	1,103
Prepaid expenses and other assets	105	-
Total assets	**$94,275**	**$100,432**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 358	$ 472
Dividends payable	1,063	1,046
Accrued federal income taxes	300	296
Deferred federal income taxes	11	17
Total liabilities	1,732	1,831
Stockholders' equity		
Common stock	8,429	8,311
Additional paid-in capital	55,132	54,063
Retained earnings	45,121	42,497
Unrealized gains on securities designated as available for sale, net of related tax effects	206	2,098
Treasury stock, at cost	(16,345)	(8,368)
Total stockholders' equity	92,543	98,601
Total liabilities and stockholders' equity	**$94,275**	**$100,432**

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

CAMCO FINANCIAL CORPORATION
STATEMENTS OF EARNINGS

Year ended December 31,
(In thousands)

	2003	2002	2001
Income			
Dividends from Bank subsidiary	$7,504	$18,006	$9,615
Dividends from title agency subsidiary	700	750	-
Interest and other income	172	146	173
Distributions in excess of net earnings of the Bank	(709)	(7,643)	(306)
(Excess distribution from) undistributed earnings of the title agency subsidiary	(26)	(270)	406
Total income	7,641	10,989	9,888
General, administrative and other expense	1,129	1,451	2,237
Earnings before federal income tax credits	6,512	9,538	7,651
Federal income tax credits	(344)	(467)	(893)
Net earnings	**$6,856**	**$10,005**	**$8,544**

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

CAMCO FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
Year ended December 31,
(In thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net earnings for the year	$ 6,856	$10,005	$ 8,544
Adjustments to reconcile net earnings to net cash flows provided by (used in) operating activities:			
Distributions in excess of net earnings of Bank subsidiary	709	7,643	306
Excess distribution from (undistributed net earnings of) title agency subsidiary	26	270	(406)
Gain on sale of office premises and equipment	(1)	-	-
Depreciation and amortization	58	112	125
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(105)	1,946	(1,710)
Accounts payable and other liabilities	(114)	(4,340)	4,301
Accrued federal income taxes	4	(41)	(40)
Deferred federal income taxes	(58)	25	51
Tax benefits related to exercise of stock options	210	197	-
Other - net	-	-	14
Net cash provided by operating activities	7,585	15,817	11,185
Cash flows from investing activities:			
Purchase of investment securities	-	(102)	-
Proceeds from redemption of available for sale securities	-	17	-
Net increase in cash surrender value of life insurance	(45)	(49)	(49)
Purchase of office premises and equipment	(32)	(98)	(381)
Proceeds from sale of office premises and equipment	14	347	247
(Increase) decrease in interest-bearing deposits in other financial institutions	3,666	(7,397)	(6,209)
Purchase of Columbia Financial of Kentucky, Inc. - net	-	-	(3,000)
Net cash provided by (used in) investing activities	3,603	(7,282)	(9,392)
Cash flows from financing activities:			
Proceeds from exercise of stock options	977	1,886	1,262
Dividends paid	(4,215)	(4,045)	(3,346)
Purchase of treasury shares	(7,977)	(6,314)	-
Net cash used in financing activities	(11,215)	(8,473)	(2,084)
Net increase (decrease) in cash and cash equivalents	(27)	62	(291)
Cash and cash equivalents at beginning of year	333	271	562
Cash and cash equivalents at end of year	$ 306	$ 333	$ 271

NOTE M - RESTRUCTURING CHARGE

In June 2001, Camco recorded a restructuring charge related to the consolidation of its banking subsidiaries' charters. The restructuring charge was recorded to accrue for termination of 22 accounting and loan servicing employees and disbanding local boards of directors. Through December 31, 2002, fourteen of the identified employees had been terminated. The remaining employees either terminated prior to the consolidation of the banking subsidiaries or transferred to other departments. The following table summarizes activity related to the restructuring charge:

	Employee compensation and benefits	Occupancy and equipment	Other operating	Total
		(In thousands)		
Original restructuring charge	$643	$150	$295	$1,088
Restructuring charge reversed in 2001	(14)	(56)	(68)	(138)
Net restructuring charge	629	94	227	950
Payments	(388)	(94)	(227)	(709)
Remaining accrued restructuring charge at December 31, 2001	241	-	-	241
Payments	(109)	-	-	(109)
Restructuring charge reversed in 2002	(112)	-	-	(112)
Accrued restructuring charge at December 31, 2002	$ 20	$-	$-	$ 20

During 2003, Camco paid $16,000 of the accrued liability and reversed the remaining $4,000 to operations.

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2003 and 2002.

	Three Months Ended			
2003:	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
Total interest income	$12,922	$13,342	$13,918	$14,693
Total interest expense	7,282	7,655	7,973	8,327
Net interest income	5,640	5,687	5,945	6,366
Provision for losses on loans	516	255	255	420
Other income	2,185	2,423	3,348	3,455
General, administrative and other expense	6,506	5,551	5,860	5,779
Earnings before income taxes	803	2,304	3,178	3,622
Federal income taxes	215	718	950	1,168
Net earnings	$ 588	$ 1,586	$ 2,228	$ 2,454
Earnings per share:				
Basic	$0.09	$0.21	$0.30	$0.32
Diluted	$0.09	$0.21	$0.29	$0.32

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2002:	(In thousands, except per share data)			
Total interest income	$15,613	$16,461	$17,049	$16,879
Total interest expense	9,037	9,528	9,725	10,266
Net interest income	6,576	6,933	7,324	6,613
Provision for losses on loans	417	338	207	207
Other income	3,059	2,684	2,104	2,253
General, administrative and other expense	5,299	5,559	5,573	5,139
Earnings before income taxes	3,919	3,720	3,648	3,520
Federal income taxes	1,289	1,190	1,178	1,145
Net earnings	$ 2,630	$ 2,530	$ 2,470	$ 2,375
Earnings per share:				
Basic	$0.34	$0.32	$0.31	$0.30
Diluted	$0.33	$0.32	$0.31	$0.29



Front Row - left to right: **Richard C. Baylor**, President and CEO [4]; **Larry A. Caldwell**, Chairman of the Board [4]; **Susan J. Insley,** *Executive Vice President and a Principal of Cochran Public Relations* [2] [3] [4]; and **Carson K. Miller**, *Retired President of Washington State Community College* [1] [2]. Back Row - left to right: **Robert C. Dix, Jr.**, *Publisher of The Daily Jeffersonian* [1] [3]; **Jeffrey T. Tucker**, *Partner, Tucker & Tucker, Certified Public Accountants* [1] [2] [4]; **Dr. Samuel W. Speck**, *Director of Ohio Department of Natural Resources* [3] [4]; **Paul D. Leake**, *Retired President/CEO of First Bank For Savings*; and **Terry A. Feick**, *Retired Superintendent of Washington Court House Public Schools* [2] [3].

[1] Audit Committee: Jeffrey T. Tucker, Chair
[2] Compensation Committee: Susan J. Insley, Chair
[3] Corporate Governance Committee: Dr. Samuel W. Speck, Chair
[4] Executive Committee: Larry A. Caldwell, Chair


Corporate Head Quarters
Banking Offices
Title Offices
Loan Production Offices
OHIO
WEST VIRGINIA
KENTUCKY

Corporate Information/Market Area

Camco Financial Corporation, holding company for Advantage Bank, is a $1 billion multi-state thrift holding company headquartered in Cambridge, Ohio. Advantage Bank and its affiliates offer community banking, mortgage banking and title services from 32 offices in 23 communities in Ohio, Kentucky and West Virginia. Camco Financial Corporation has a proud heritage of community banking. We formed Camco Financial Corporation for the purpose of becoming a bank holding company for Cambridge Savings Bank, then our flagship bank, over thirty years ago. Today, Camco operates AdvantageBank, through its six division banks in three states and Camco Title Insurance Agency, Inc.

Shareholder Information

Questions or Information

Questions or inquiries regarding Camco Financial Corporation should be directed to:

Richard C. Baylor, President/CEO
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020
E-mail: schorey@advantagebank.com

Transfer Agent and Registrar

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800/368-5948

Annual Report on Form 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics will be available free of charge upon written request directed to:

Camco Financial Corporation
Mrs. Anita Frencik
Assistant to the Chairman
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020

Annual Meeting

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, April 27, 2004 at 4:00 PM Eastern Daylight Time at the Corporate Headquarters, 6901 Glenn Highway, Cambridge, Ohio.

Nasdaq Symbol - CAFI

Internet Home Page Address

http://www.camcofinancial.com

Camco's Dividend Reinvestment Plan

Camco has arranged with its registrar and transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 6901 Glenn Highway, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.



Camco Financial Corporation

6901 Glenn Highway
Cambridge, Ohio 43725